UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June/July, 2020

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Articles of Association

On June 30, 2020, PolyPid Ltd.’s (the “Company”) post-Initial Public Offering (“IPO”) Articles of Association (the “Articles”) were effective upon the closing of the Company’s IPO. The Company’s board of directors and shareholders previously approved the Articles to be effective upon the closing of the Company’s IPO. The Articles are attached hereto as Exhibit 3.1 and incorporated by reference into this report on Form 6-K.

Press Releases

On June 30, 2020, the Company issued a press release announcing the closing of its IPO. A copy of the press release is attached to this Report on Form 6-K as Exhibit 99.1.

On July 1, 2020, the Company issued a press release announcing the initiation of a Phase 3 clinical trial of its lead product candidate, D-PLEX100. A copy of the press release is attached to this Report on Form 6-K as Exhibit 99.2.

EXHIBITS

Exhibit	Description
3.1	Articles of Association of the Registrant.
99.1	Press Release dated June 30, 2020.
99.2	Press Release dated July 1, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: July 1, 2020	By:	/s/ Amir Weisberg
		Name	Amir Weisberg
		Title:	Chief Executive Officer